SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                             Horsehead Holding Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    440694305
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                                 (CUSIP Number)

                                 Wayne Cooperman
                       c/o Cobalt Capital Management Inc.
                                 237 Park Avenue
                                    Suite 900
                            New York, New York 10017
                                  212-808-3756
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No. 440694305
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cobalt Capital Management Inc. (1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,365,239

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,365,239

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,365,239

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.72%

14.  TYPE OF REPORTING PERSON

     CO

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(1)  The securities reported herein are held by Cobalt Offshore Fund Limited;
     Cobalt Partners, L.P.; Cobalt Partners II, L.P. and other separately managed accounts.

CUSIP No. 440694305
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is the Horsehead Holding Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 300 Frankfort Road, Monaca, Pennsylvania 15061. This schedule relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Cobalt Capital Management Inc., a U.S. corporation (the "Reporting Person"). The principal business address of the Reporting Person is 237 Park Avenue, Suite 900, New York, New York 10017, United States of America.

     (d) None of the persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The amount of funds used to purchases the 2,365,239 Shares beneficially owned by the Reporting Person was $31,847,826. The source of the funds used for the purchase of such Shares was the Reporting Person's working capital and/or its affiliated funds.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     The purpose of this Amendment 1 to Schedule 13D is to report that on August 27, 2008 the Reporting Person mailed a letter to the Issuer setting forth the Reporting Person's view on certain matters of business related to the Issuer. Such letter is attached hereto as Exhibit B. There are no other changes to the information filed in the Schedule 13D on August 20, 2008.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Cobalt Capital Management Inc. may be deemed to be the beneficial owner of 2,365,239 Shares, or 6.72% of the Shares of the Issuer, based upon the 35,194,207 Shares outstanding as of July 28, 2008, according to the Issuer's most recent Form 10-Q.

     Cobalt Capital Management Inc. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Cobalt Capital Management Inc. shares the power to vote or direct the vote of the 2,365,239 Shares to which this filing relates.

     Cobalt Capital Management Inc. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Cobalt Capital Management Inc. shares the power to dispose or direct the disposition of the 2,365,239 Shares to which this filing relates.

     Cobalt Capital Management Inc. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     There have not been any transactions since the Schedule 13D filed by the Reporting Person on August 20, 2008.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Letter to James M. Hansler dated August 27, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 28, 2008
                                        ------------------------------------
                                                      (Date)

                                        Cobalt Capital Management Inc.*


                                        By: /s/ Wayne Cooperman
                                        ----------------------------------------
                                        Name: Wayne Cooperman
                                        Title: President

* The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



SK 01181 0008 915164

                                                       Exhibit A

August 27, 2008

James M. Hensler
President/CEO/Chairman
Horsehead Holding Corporation
300 Frankfurt Road
Monaca, PA  15061-2295

Dear Mr. Hensler:

The purpose of this letter is to discuss the opportunities currently available to stabilize the current earnings and improve the long term prospects of Horsehead ("ZINC" or the "Company") given the economics of the developing EAF dust ("EAFD") recycling business, existing market conditions for zinc, your current market capitalization and your meaningful liquidity position as of 06/30/08. Specifically, at June 30, 2008, the Company has $68m in cash on hand, zero debt, $60m in availability on the revolver and a hedged zinc position for the coming 18 months. We have 50% of our market cap available to us in net liquidity at the current time. As owners of approximately 7% of your outstanding shares, we strongly believe that shareholders would be well served by the initiation and implementation of a meaningful (>30% of the Company over the coming 12-18 months) share repurchase to ensure that we take full advantage of all opportunities available to us.

The following are suggestions to improve shareholder value that should be addressed immediately in our opinion.

I. Assess the stand-alone economic merit of smelting secondary material. Consider re-structuring these purchases with more future flexibility in contract pricing as existing contracts roll-off in August and September.

The table below shows our rough assessment of purchased material break-even.

                            Last
                    Bear    Sale   BreakEven
                    ----    ----   ---------

Assumed LME         $0.700  $0.812   $0.812
Conversion          $0.400  $0.400   $0.400
                  --------------------------
Gross               $0.300  $0.412   $0.412
Margin required      10.0%   10.0%     0.0%
                  --------------------------
Permissible Cost    $0.270  $0.270   $0.371
--------------------------------------------
% LME               38.57%  45.66%   50.74%
--------------------------------------------

While it's clearly not management's fault that zinc prices have fallen to current levels, it is management's responsibility to seize the opportunity to re-configure this business line given the recent developments. In other words, the model of paying 65-70% of LME for purchased scrap is a leftover from the days of higher zinc prices. To just break even with $0.40 conversion smelting costs and 65-70% LME costs requires approximately $0.95 LME zinc at the last sale. To quote Warren Buffett: "You only learn who has been swimming naked when the tide goes out." Given we have a scrap purchasing model that is not within $0.15 of breaking even I think it's safe to say that we are looking pretty naked at today's LME prices.

Again, we understand that 6 months ago these contracts made economic sense. However, in today's market conditions it appears clear these processed pounds are no longer economically justifiable. Rather than hoping for the proverbial tide to come back in, let's move in haste to grab a swimsuit! There are a number of alternatives here that could make sense:

     o Bob and I have discussed a tolling arrangement many times. This would essentially pay ZINC a fee to process secondary metal whose fee would equate to a reasonanable return on Monaca's replacement cost for that portion of capacity. The supplier can have all the exposure, good and bad, to the zinc price on this business.

     o Forcefully renegotiating the % LME paid with suppliers. Consider all alternatives available to your suppliers, taking careful account of working capital considerations as well, and lower the % paid here aggressively to 50% LME at most. Research reports suggest at $300-325/ton treatment charges, integrated smelters are buying concentrate for less than $0.50/lb of zinc contained from the miners. Doesn't this equate roughly to 50% LME excluding freight?

     o If this business can not be re-cut to be economically compelling for the Company, exit the purchased feed program all together. Is there any negative consequence to this decision?

Simply asked do we need to be in this business if there isn't a stand-alone compelling return on invested capital? What is the break-even point for a compelling return and what are the avenues available to us if the break-even point is meaningfully higher than prompt zinc? Is the return on invested capital for this stand-alone business (e.g. assuming we processed secondary material only) sufficient to justify existing processing volumes? Are the barriers to re-entry in this business truly that daunting if we decide to exit based on market conditions? What does US Zinc receive under their alternative outlets in selling their scrap metal?

II. Critically evaluate the economics and vision of a purely "integrated" model -- smelting only material originating from one of the Company's recycling operations

We are attracted to the integrated business of recycling EAF dust ("EAFD") because we believe in longer-term growth in domestic EAF volumes (e.g. more dust), because we have listened to many favorable reviews of ZINC operations from dust suppliers and because we like the resultant low cost production position in the undersupplied US zinc market. Indeed, our numbers, while based on estimates, continue to show that purchases of secondary feedstock are dilutive as the Company generates a greater amount of recurring earnings without them. Critical to this, however, is an estimate of fixed and variable costs at the 6 operating furnaces at Monaca. Here are the numbers that support this assumption - all assuming only recycled material gets processed at Monaca.

Monaca has 7 furnaces, one of which is typically being relined to keep all in good working order. Our understanding from our visit to Monaca is that the Company is able to simply and economically idle the furnaces that have historically been fed by purchased scrap. In conversations with Bob, he has mentioned that total smelting and refining costs will be roughly $135m in 2008, with roughly $14m of this number attributable to the refinery. In other words, if we shrink production from Monaca to 210m lbs of zinc contained from 310m lbs, what costs can be subsequently removed from the $120m of smelting costs?

Our thoughts:

COST MEASURES
--------------
Total Lbs closed         105.2
Tons closed               52.6

Tons Coke/Ton Zn           0.7
Nut Coke saved            36.8
Price                  $200.00
                   ------------
   Savings                $7.4

Mwh/Ton Zn                 3.5
Mwh saved                184.1
Price                   $50.00
                   ------------
   Savings                $9.2

Tons Capacity              155
Est'd Man Hrs -
Monaca                    1096
                   ------------
   Man Hours/Ton          7.07
Reduction in
hours                    371.9
Assumed Per
Hour                    $15.00
                   ------------
   Savings                $5.6

-------------------------------
TOTAL                    $22.1
-------------------------------

In other words, of the total $120m of smelting costs, we should be able to reduce costs by at least $22m on variable costs alone. I believe this would free up cash from working capital for the time being as well. Are the $35m in cost reduction measures discussed on the Q2 earnings call additional opportunity? Is this all? In other words at last sale LME, does running 4 furnaces (idling 1) instead of 6 could make good economic sense? It seems very plausible that at $0.75 LME the Company makes more money processing only recycled material, running 4 furnaces for PW zinc and running the refinery to full capacity. Why continually depreciate our assets only to produce cash burning secondary metal? We'd like to discuss this in detail.

Additionally we'd like to better understand the opportunity to purchase additional recycling capacity at distressed prices during this trying time for the zinc industry.

III. Immediately revisit the resistance to debt on the balance sheet. Share repurchase and expansion/ tuck-in acquisitions are not mutually exclusive given the Company's liquidity position.

As stated above, we are attracted to the integrated business of recycling EAF dust and fully expect to become more integrated in this respect over time. However, it's impossible to overlook the valuation of the assets that we know best - our own. For example, consider that the Company is preparing to spend $85m to greenfield new recycling capacity of 160,000 tons of dust recycling in the Carolinas to capitalize on 3 Nucor EAF's - a move we support. This price equates to about $530/ton of recycling capacity. If this is attributed to our existing owned recycling network of 580,000 tons, we would assume that ZINC's value is at least $325m ($9.20/share) due to its recycling capacity alone. Additionally, we use about $625/ton of replacement value for our smelter (this would require a $62/ton EBIT or $0.03 per pound to earn a return which seems reasonable). This values our remaining assets (refinery, power plant assets, potential for profitable iron sales, etc.) at $0 which should be conservative to the point of being ridiculous.

See below example.

Per ton value          $531.25
Horsehead Recycling      580.0
                     ----------
   Recycling value      $308.1

Smelting Capacity        150.0
Smelting replacement  $1,250.0
Haircut                  50.0%
                     ----------
   Value                 $93.8

Distressed Asset Value  $401.9
Market Capitalization   $245.4
                     ----------
   % Upside                61%

We believe the asset value of the business to be worth far more than the above example and on a cash adjusted market capitalization basis the discount is even more compelling. However, even in this highly marked down assessment there is no plausible excuse for not aggressively repurchasing shares in our opinion. In keeping with the logic of the above distressed analysis, each $1.00 of stock that we repurchase at the last sale valuation immediately creates more than $0.60 of value for shareholders with little risk. Our internal numbers demonstrate that a sufficiently solid liquidity cushion is available to support the suggested repurchase initiative.

On the Q2 earnings call, the Company discussed 175,000 tons of iron that we're currently essentially giving away to the aggregates industry. Our preliminary assessment of PIZO implies that the Company could install new submerged electric arc technology that could realize meaningful returns due to enhanced recovery of the value in the EAFD - in this case the iron units. If EAFD is 20% zinc, 35% iron and 45% other and we're currently giving away nearly 200,000 tons of valuable material shouldn't we immediately fix this in conjunction with buying back as many of our own shares as possible? Thinking even more simply, you stated that we have a $35m cost reduction program on the Q2 call. The market capitalization of the entire Company today is less than 11x the taxed value of these cost reductions alone. All of this ignores the option value that someday zinc might stop going down! The value and the liquidity are there - management and the Board need to take advantage of this opportunity and aggressively repurchase shares.

The defense of avoiding share repurchase has been concern over liquidity and possible continued declines in the zinc price. Our analysis concludes that the recycling capital investment requires $0.60 to make money. In other words, we're already making zinc assumptions in approving our capital allocation program. In a "scorched earth" scenario, no strategic positioning is going to rescue the Company if demand for zinc vanishes and the top half of the global zinc production curve hemorrhages money for years. As such, our capital budget is already making implied zinc price assumptions in its forward budget and shareholders who support the vision for the Company deserve to be rewarded by greater ownership of our assets at distressed prices. If our stock is not worth repurchasing at $7.00/share, our actions clearly suggest that an orderly sale of the Company is worth considering.

Simply put - we're fortunate enough to have a hedged business for 18 months and plenty of liquidity. Let's work feverishly to put that liquidity to work in the highest return opportunities to ensure our business value per share is consistently getting greater than the day before.

CONCLUSION: The optimal deployment of capital requires objective analysis. Like you, we are not looking to make a quick buck and move on. Rather we are interested in making decisions that, on a risk-adjusted basis, are in the best interests of Horsehead shareholders. Towards that end, we summarize some of the Company's options for deployment of its meaningful liquidity. Clearly, these represent an outsider's view and are therefore likely incomplete.

       Option                Benefit                        Drawback
       ------                -------                        --------
Organically grow      o  Leverage Monaca          o  Relies on zinc prices
recycling capacity       capacity                    above $0.60 per share to
                      o  Grow EAFD recycling         realize a return
                         market share             o  Cost structure becomes
                                                     more fixed

Strategic recycling   o  Leverage Monaca          o  Relies on zinc prices
acquisitions             capacity                    above $0.60 per share to
                      o  Grow EAFD recycling         realize a return
                         market share             o  Cost structure becomes
                      o  Remove competitors          more fixed
                                                  o  Integration risk
                                                  o  Distraction

Share repurchase      o  Buy  assets  that  you   o  Opportunity cost vs.
                         know perfectly              other alternatives
                      o  Demonstration of
                         mgmt. confidence in the
                         business
                      o  Riskless

The critical takeaway is that a meaningful (at least 30% over 12-18 months) share repurchase plan in no way hinders the other options and offers a highly compelling return. As stated earlier, the Company enjoys a significant liquidity position along side of hedged zinc for the coming 18 months. The Company could easily repurchase shares in the market immediately with cash on hand that is earning less than 2% and patiently debt finance the Carolinas project by assuming less than 2.0x leverage on a depressed EBITDA. Our numbers and hedge assumptions comfortably support this strategy even in dire LME price scenarios and we would welcome the opportunity to discuss them with you further. As the share repurchase window can close quickly, it is critical to move decisively when there is opportunity to buy your own assets at attractive prices.

We understand the decline in the LME zinc price has been swift - surprisingly so. That said, we need to be clear that we expect this letter to be taken seriously by the Company and its Board of Directors and that we would view a passive approach to current market conditions as unacceptable. We believe there is tremendous value in the Horsehead assets and we are committed to ensuring this value is pursued aggressively. We hope this letter summarizes our opinion as partial owners and immediately opens the above suggestions to fruitful discussion. If the Company disagrees with the analysis and conclusions above, we ask at a minimum for detailed explanations in support of the disagreement. We would greatly appreciate the opportunity to discuss this letter in greater detail at your earliest convenience.

Sincerely,




Samuel F. Martini
Analyst, Cobalt Capital

Wayne Cooperman
President, Cobalt Capital


Copies to:
----------
Jack W. Schilling
T. Grant John
John C. Van Roden, Jr.
Bryan D. Rosenberger